October 17, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

ATTN:   Terence O’Brien, Accounting Branch Chief

RE:	Form 10-K for the Fiscal Year ended December 31, 2007
Filed March 13, 2008
Schedule 14A Filed on April 22, 2008
Forms 10-Q for the Fiscal Quarter ended March 31, 2008 and June 30, 2008
File No. 0-26025

Ladies and Gentlemen:

As requested, U.S. Concrete, Inc. hereby provides its response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated September 22, 2008. For ease of reference, we have repeated the Staff’s comments below and we have numbered our responses to correspond with the Staff’s comments. This response also supplements and applies to our September 8, 2008 response and our September 30, 2008 response to your letter dated August 7, 2008.

Please note that the amounts reflected in this response, as well as certain amounts reflected in our other responses, have not been subjected to all of our disclosure controls and procedures, including the audit process.  As a result, although we do not anticipate any differences, it is possible that some of these amounts may be different in the annual report on Form 10-K that we will file for the year ending December 31, 2008.

COMMENT:

Form 10-K for the Fiscal Year Ended December 31, 2007

General

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

RESPONSE TO COMMENT 1:

This was answered in our response dated September 30, 2008, and we acknowledge that the above mentioned statements apply to this response as well.

COMMENT

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and estimates, page 29

2.
We note your response to comment 2 in our letter dated August 7, 2008 along with the draft disclosure you intend to include in future filings. Specifically, we note that you have seven reporting units with at least one reporting unit that no longer has goodwill as of December 31, 2007. We also note that you disclose two assumptions used in the Income Approach: (a) the discount rate used for all of your reporting units and (b) a range of the EBITDA margins used in the Income Approach for each of your reporting units.

•
For the discounted cash flow method, you should also disclose the revenue growth rates and terminal rate, at a minimum. For the comparable company method, you should disclose the sales and EBITDA multiples used. For the recent transactions method, you should disclose those multiples used.

•	It is unclear how disclosure of the range of EBITDA margins, for example, used for each of the reporting units provides investors with an idea of the risks associated with the estimates of fair value.
•
It appears that you intend to only include the assumptions used in the most recent goodwill impairment testing. It would appear providing investors with the assumptions used in the estimates of your reporting units' fair values for at least the two most recent fiscal years would provide investors with a better understanding as to the changes in the estimated fair values of the respective reporting units.

As such, please disclose all of the material assumptions used in each of the three methodologies you utilize to estimate the fair value of each of your reporting units for at least the two most recent fiscal years. Please consider providing such information in a tabular format for an investor to easily compare reporting units and the two fiscal years. Refer to Section 501.l2.a. of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

RESPONSE TO COMMENT 2:

Please refer to our response to comment 3, which addresses the points raised in comment 2, as well.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

COMMENT

3.
Further, we note your statement, "We have not included a quantitative sensitivity analysis because we believe that, due to the multitude of different assumptions and number of reporting units inherent in the valuation approaches, the performance of a quantitative sensitivity analysis would not be practicable." It is unclear how you arrived at such a determination. While you do utilize two approaches and three methodologies to estimate the fair value of your reporting units, it would appear as though you would be able to provide a sensitivity analysis of a 10% positive change and 10% negative change in the assumptions used to estimate fair value under each methodology and then weight each of these changes, both positive and negative, to the end fair value for your six reporting units with goodwill as of December 31, 2007.

In this regard, Section 501.14 of the Financial Reporting Codification states, " ... the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors." As such, please note that the sensitivity of the material assumptions used to estimate the fair value of your reporting units may need to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. Please provide us with the disclosures you intend to include in future filings.

RESPONSE TO COMMENT 2 AND COMMENT 3:

We acknowledge the Staff’s comments regarding additional disclosures relating to goodwill and the underlying assumptions and estimates used in our goodwill impairment testing and the request for a quantitative sensitivity analysis. We have referred to section 501.12.a and 501.14 of the Financial Reporting Codification and propose the following enhanced disclosure which we intend to include in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in future Form 10-K filings. Regarding the Staff’s Comment 3, we have enhanced our qualitative disclosure regarding the sensitivity of our assumptions and the directional impact it would have on our goodwill impairment testing analysis. However, we continue to believe that a quantitative analysis of the type that the Staff has suggested (i.e., a 10% simultaneous hypothetical movement across each assumption) would not be meaningful to the reader, as such movement is not reasonably likely to occur based on the fundamental operations underlying the businesses of each of our reporting units.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

Goodwill

We record as goodwill the amount by which the total purchase price we pay in our acquisition transactions exceeds our estimated fair value of the identifiable net assets we acquire. We test our recorded goodwill at least annually for impairment and charge income with any impairment we recognize, but we do not otherwise amortize goodwill. Because our business is cyclical in nature, goodwill could be significantly impaired depending on when the test for impairment is performed in the business cycle. The impairment test we use consists of comparing our estimates of the current fair values of our reporting units with their carrying amounts. We currently have seven reporting units and test goodwill for impairment for each of these reporting units. Reporting units are organized based on our two product segments ((1) ready-mix concrete and concrete related products and (2) precast concrete products) and geographic regions.

Our fair value analysis is supported by a weighting of three generally accepted valuation approaches.

These valuation methods include the following:

•	Income Approach - discounted cash flows of future benefit streams;
•	Market Approach - public comparable company multiples of sales and earnings before interest, taxes, depreciation, depletion and amortization (“EBITDA”); and
•	Market Approach - multiples generated from recent transactions comparable in size, nature and industry.

These approaches include numerous assumptions with respect to future circumstances, such as industry and/or local market conditions that might directly impact each of the reporting units' operations in the future, and are, therefore uncertain. These approaches are utilized to develop a range of fair values and a weighted average of these approaches is utilized to determine the best fair value estimate within that range.

Income Approach - Discounted Cash Flows. This valuation approach derives a present value of the reporting unit’s projected future annual cash flows over the next 15 years and the present value of residual value of the reporting unit. We use a variety of underlying assumptions to estimate these future cash flows, including assumptions relating to future economic market conditions, product pricing, sales volumes, costs and expenses and capital expenditures. These assumptions vary by each reporting unit depending on regional market conditions, including competitive position, degree of vertical integration, supply and demand for raw materials and other industry conditions. The discount rates used in the Income Approach, specifically, the weighted average cost of capital used and our cost of equity assumptions used in our analysis for 2007 were 8.9% and 12.8%, respectively. The revenue compounded annual growth rates used in the Income Approach for 2007 varied from -0.1% to 2.2%, depending on the reporting unit. Our EBITDA margins derived from these underlying assumptions varied between approximately 3% and 20% for 2007, depending on the reporting unit.

Market Approach - Multiples of Sales and EBITDA. This valuation approach utilizes publicly traded construction materials companies’ enterprise values, as compared to their recent sales and EBITDA information to arrive at multiples. For 2007, we used an average sales multiple of 0.57 times and an average EBITDA multiple of 5.9 times in determining this market approach metric. These multiples are used as a valuation metric to our most recent financial performance. We use sales as an indicator of demand for our products/services and EBITDA because it is a widely used key indicator of the cash generating capacity of construction material companies.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

Market Approach - Comparisons of Recent Transactions. This valuation approach uses publicly available information regarding recent third-party sales transactions in our industry to derive a valuation metric of the target’s respective enterprise values over their EBITDA amounts. For 2007, we utilized an average third party sales transaction multiple of 6.6 times EBITDA for this market-approach metric. We utilize this valuation metric with each of our reporting units’ most recent financial performance to derive a “what if” sales transaction comparable, fair-value estimate.

We selected these valuation approaches because we believe the combination of these approaches and our best judgment regarding underlying assumptions and estimates provides us with the best estimate of fair value for each of our reporting units. We believe these valuation approaches are proven valuation techniques and methodologies for the construction materials industry and widely accepted by investors. The estimated fair value of each reporting unit would change if our weighting assumptions under the three valuation approaches were materially modified. For the year ended December 31, 2006, we weighted the Income Approach 60% and the two Market Approaches equally at 20%, respectively. For the year ended December 31, 2007, we weighted all three valuation approaches equally to determine an estimated fair value of each reporting unit. We considered whether a higher emphasis on the income approach used in the past would continue to reflect fair value in current market conditions compared to an equal weighting of all approaches. This change in weighting in our view is a better representation of fair value and reflects our consideration of macro-economic factors affecting our industry, uncertainty of future economic conditions and their impact on expected cash flows in each of our reporting units.

Detailed below is a table of key underlying assumptions utilized in the fair value estimate calculation for the years ended December 31, 2006 and December 31, 2007.

Goodwill Impairment Analysis Key Assumptions All Reporting Units
	2006	2007
Income Approach: Discounted Cash Flows Revenue Growth Rates Weighted Average Cost of Capital Cost of Equity Terminal Value Rate EBITDA Margin Rate	1.1% to 3.6% 11.0% 13.2% 7.7x1 4% to 21%	-0.1% to 2.2% 08.9% 12.8% 5.3x - 8.2x2 3% to 20%
Market Approach: Multiples of Sales & EBITDA Sales Multiples Used EBITDA Multiples Used	1.03 6.90	0.57 5.90
Market Approach: Comparison of Recent Transactions EBITDA Multiples Used	7.50	6.60

1 EBITDA Multiples Model used for terminal value calculation in 2006.
2 Gordon Growth Model utilized for terminal value calculation in 2007.
Multiple range reflects EBITDA multiples utilizing this valuation method.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

In our income approach calculations, we adjusted how we viewed our terminal value calculations; specifically, we used a Gordon Growth Model which takes into account the value of the business as a going concern using a long-term sustainable growth rate. This is a change from 2006 where we used exit multiples for our terminal value calculations. Given the macro-economic changes and difficulty in estimating exit multiples that might change over time, it is our view that a Gordon Growth Model is a better indicator of the long-term value of each of our reporting units.

Our valuation model utilizes assumptions which represent our best estimate of future events, but would be sensitive to positive or negative changes in each of the underlying assumptions as well as to an alternative weighting of valuation methods which would result in a potentially higher or lower goodwill impairment expense. Specifically, a continued decline in our ready-mixed concrete volumes and corresponding revenues and lower precast product revenues declining at rates greater than our expectations, may lead to additional goodwill impairment charges, especially to the reporting units whose carrying values closely approximate their estimated fair values. Furthermore, a continued decline in publicly traded construction materials enterprise values, including lower operating margins and lower multiples used in third-party sales transactions, may also lead to additional goodwill impairment charges. The reporting units whose estimated fair values closely approximate their carrying values are our South Central Region, Michigan Region, Southwest Precast Region, Northern California Precast Region and our Atlantic Precast Region.

The table below details the reporting units whose estimated fair values approximate their carrying values, including the amount of goodwill allocated to such reporting units as of December 31, 2007.

Reporting Unit	Carrying Value	Estimated Fair Value	Goodwill Allocated
	(in millions)
South Central Region	$192.7	$192.7	$58.4
Northern California Precast	23.2	24.1	10.1
Michigan Region	40.3	40.3	—
SW Precast Region	36.6	52.0	15.9
Atlantic Precast Region	14.5	14.5	10.9

In the fourth quarter of each of 2005, 2006 and 2007, we conducted our annual valuation test. We annually test in the fourth quarter of each year, barring any “triggering” events as defined in SFAS 141 requiring an earlier test, because this period gives us the best visibility of the reporting units’ operating performances for the current year (seasonally, April through October are highest revenue and production months) and outlook for the upcoming year, since our customer base is finalizing their operating and capital budgets. We did not record goodwill impairment in 2005. In 2006, we recorded a $38.8 million goodwill impairment associated with our Michigan operations, which resulted from the continued slowdown and negative outlook for the Michigan region. This negative outlook resulted in lower selling volumes, lower product pricing and more competition for construction projects, thereby reducing our expected future cash flows. In 2007, we recorded goodwill impairments of $81.9 million relating to our Michigan, South Central and our Northern California Precast regions. Our Michigan region’s economic outlook continued to soften at greater levels throughout 2007, resulting in lower projected cash flow. Our South Central region outlook deteriorated, resulting in lower projected cash flow and continued competitive pressures and limiting our future profitability expectations. Our Northern California Precast region was significantly impacted by the continued slowdown in residential housing construction, which impacted our projected future cash flows. These specific negative factors in the above mentioned reporting units, combined with lower enterprise values and sales transaction values for participants in our industry, resulted in the goodwill impairment expense.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

We can provide no assurance that future goodwill impairments will not occur. Our goodwill balance was $185.0 million as of December 31, 2007 and $251.5 million at December 31, 2006. See Note 2 to our Consolidated Financial Statements included in this report for additional information about our goodwill.

COMMENT

4.
We note the disclosures you intend to include in future filings in response to comment 4 in our letter dated August 7, 2008. It is unclear how the revised draft disclosures adequately address the concerns raised in our previous comment. As previously noted, the impairment charge had a material impact to your stockholders' equity balance as of December 31, 2007 by 39.9% and caused you to recognize a loss from operations, as noted in your response to comment 3. Therefore, please provide robust disclosures in future filings that clearly explain the specific facts and circumstances for each of the three reporting units for which a goodwill impairment charge has been recognized in fiscal years ended 2007 and 2006, respectively. At a minimum, such disclosure should address each of the following areas, as appropriate:

•
When the deterioration of the reporting units developed. Is the deterioration in reporting units specific to the fourth quarter of fiscal year 2007 and 2006, respectively, or has the deterioration been developing over time?

•
The specific events that developed and the specific changes in market conditions that you identified that are expected to occur going forward that would significantly change your projected operating results for each of the reporting units. Please ensure your disclosures for each of these reporting units explains how these events and conditions impacted the reporting unit in the long-term.

•
The impact the specific events and changes in market conditions had on the assumptions used to estimate the fair value of the respective operating units. A detailed discussion of the changes in the assumptions for each of the three methods used between testing periods.

•
A discussion of management's thoughts on each of the reporting unit's future operating results subsequent to the impairment charge, including a discussion of management's future plans for the reporting units.

Please provide investors with any other material information to further explain why an impairment charge was recognized, the timing of the impairment charge and the future prospects of the corresponding reporting unit. Refer to Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification and SAB Topic 5:P.4 for guidance. Please provide us with the disclosures you intend to include in future filings.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

RESPONSE TO COMMENT 4

We acknowledge the Staff’s comment regarding additional disclosures related to Goodwill and Other Asset Impairments reflected in our Results of Operations section of our Form 10-K. We have referred to Section 216, 501.02, 501.12.b.3 and 501.14 of the Financial Reporting Codification and SAB Topic 5:P.4 for guidance. Detailed below is our proposed disclosure.

In the fourth quarter of each of 2005, 2006 and 2007, we conducted our annual valuation test. We did not record goodwill impairment in 2005. In 2006, we recorded a $38.8 million goodwill impairment associated with our Michigan operations, which resulted from the continued slowdown and negative economic outlook regarding construction activities for the Michigan region throughout 2006. This negative outlook resulted in lower selling volumes, lower product pricing and more competition for construction projects, thereby reducing our outlook for expected future cash flows. Specifically, the downturn in the U.S. automotive manufacturing industry, primarily based in the greater Detroit market, combined with the slowdown in residential, commercial and public works projects resulted in lower sales volumes and product selling price pressures in an already highly competitive ready-mixed concrete market. In 2006, our sales volumes on a same-plant-sales basis declined 12%, as compared to 2005 and our EBITDA margin declined 185 basis points. These events were factored into our long-term outlook for the Michigan region within our valuation model, reducing our assumptions for forecasted annual revenue growth rates from 4.1% in 2005 to 3.6% in 2006 and reducing our assumptions for EBITDA margins between approximately 200 and 400 basis points over the outlook period. These changes resulted in a significantly lower estimated fair value.

In 2007, we recorded an aggregate goodwill impairment expense of $81.9 million relating to our Michigan, South Central and our Northern California Precast region. Specifically, we recorded a $4.9 million goodwill impairment expense related to our Michigan region resulting in no remaining goodwill allocated to this region on our balance sheet as of December 31, 2007. The Michigan region economic outlook continued to soften at greater levels throughout 2007, resulting in lower projected cash flows and a lower resulting estimated fair value. Our forecasted annual revenue growth rate declined from 3.6% in 2006 to 2.2% in 2007 and our forecasted EBITDA margin declined approximately 200 basis points per year in our projected outlook period. We expect our Michigan region to continue to operate at depressed operating levels due to these economic conditions for the next several years. We have reduced our workforce, our fleet size and our overhead costs in light of these economic conditions.

Regarding our South Central region, we recorded $67.7 million in goodwill impairment expense in 2007. We have $58.4 million of goodwill allocated to the South Central Region remaining on our balance sheet as of December 31, 2007. Our South Central region outlook deteriorated primarily in the Dallas / Fort Worth metroplex during 2007, resulting in lower projected cash flow and continued competitive pressures and limiting our future profitability expectations, primarily product pricing improvements. Specifically, residential housing, our primary end-use market in the Dallas / Ft. Worth market, declined at greater rates than originally expected. The Dallas / Ft. Worth market is highly competitive and with a declining sales volume environment, it was increasingly difficult to improve product selling prices and operating margins significantly. On a same-plant-sales basis, ready-mixed volumes declined 21.9% in 2007 as compared to 2006, resulting in significantly lower profitability and cash flow. The culmination of these factors, including our outlook in other end-use markets (commercial and public works), led to a significantly lower sales volumes, lower expected product pricing and lower expected profits and, thus, a lower estimated fair value. The events reduced our assumptions, with EBITDA margins declining to between 100 and 360 basis points over the outlook period. We expect our South Central region to generate positive earnings and operating cash flow, albeit at reduced operating levels than previously expected. We have reduced our workforce, our fleet size and our overhead costs in light of these economic conditions.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

Regarding our Northern California Precast region, we recorded a $9.1 million goodwill impairment expense in 2007. We have $10.1 million goodwill remaining on our balance sheet allocated to this region as of December 31, 2007. Our Northern California Precast region was significantly impacted by the continued slowdown in residential housing construction which impacted our projected future cash flows.

Specifically, the end-use market in this region is almost exclusively tied to the residential housing market. Residential housing declined steeply in northern California throughout 2007 and resulted in a decrease in revenue of 16.4% compared to 2006 and a decrease in operating profits of 70.2% in 2007 compared to 2006. The culmination of these factors, including our current inability to penetrate other end-use markets, primarily, the commercial sector, led to a significantly lower estimated fair value. These events reduced our assumptions, with EBITDA margins declining over 500 basis points annually over the outlook period. We expect our Northern California Precast region to generate positive earnings and operating cash flow, albeit at significantly reduced operating levels from 2007 forward. We continue to evaluate and implement, as appropriate, various cost-reduction initiatives as a result of these economic conditions.

These specific negative factors in the above-mentioned reporting units, combined with lower enterprise values and sales transaction values for participants in our industry, resulted in the goodwill impairment expense for these three reporting units.

COMMENT

5.
We note your response to comment 3 in our letter dated August 7, 2008. Please disclose in future filings the specific facts you considered when determining that it is more likely than not that your deferred tax assets are realizable. Specifically, refer to the second paragraph of your response. Further, if you are primarily relying on the reversal of your deferred tax liabilities in your assessment of your deferred tax assets, please disclose in future filings that the deferred tax liabilities will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets. If you are also relying on taxable income in your assessment, please disclose the amount of future taxable income you need to generate and are relying upon in your assessment.

RESPONSE TO COMMENT 5

We acknowledge the Staff’s comments and will comply with the Staff’s comment on future filings.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

COMMENT

Results of Operations, page 32

6.
We note your response to comment 17 in our letter dated August 7, 2008. Please confirm to us that none of the costs involved in these cost reduction initiatives fall within the scope of Paragraph 2 of SFAS 146. In addition, please note that if such costs reduction initiatives are materially impacting your consolidated financial statements either in terms of expenses recognized or a material change in the relationship between costs and revenues in the future, you should provide a qualitative and quantitative analysis of these initiatives. Refer to Item 303(A)(3)(i) and Item 303(A)(3)(ii) of Regulation S-K for guidance.

RESPONSE TO COMMENT 6

We confirm to the Staff that none of these costs involved in cost reduction initiatives fall within the scope of Paragraph 2 of SFAS 146.

COMMENT

Liquidity and Capital Resources, page 35

7.
We note your response to comment 5 in our letter dated August 7, 2008. In future filings, please provide an explanation, similar to your supplemental response, for any significant changes to your allowance for doubtful accounts.

RESPONSE TO COMMENT 7

We note the Staff’s comment and will modify our explanation for significant changes in our allowance for doubtful accounts, as necessary.

COMMENT

4. Business Combinations, page 54

8.
We note your response to comment 10 in our letter dated August 7, 2008. Specifically, it appears that you did not recognize an intangible asset for Alberta Investment, Inc. and Alliance Haulers, Inc.'s customer relationships as you already had relationships with many of these customers. It is unclear how this conclusion complies with the guidance in SFAS 141. In this regard, it would appear that you have either acquired (a) the ability to sell new products to your existing customers or (b) you have gained additional market share at the overlapping customers. In addition, when estimating the fair value of either situation, the assumptions used in the fair value model should be based on marketplace participant assumptions rather than assumptions based on your specific business model.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

We further note your statement that subsequent to the acquisition, " ... the customers can (and many did) move some or all of their business to competitors at their choosing." As you have noted, many of the customers overlapped. Please clarify whether you lost market share after your acquisition of Alberta Investment, Inc. and Alliance Haulers, Inc. or whether you are referring to the few customers that did not overlap with your pre-existing customers? Either way, it would appear that the decision by these customers to move their business to a competitor may be a subsequent event and would be a consideration as to whether any corresponding intangible asset is impaired.

Please provide us with a detailed explanation as to how you determined you did not acquire any material customer relationships from your acquisition of Alberta Investment, Inc. and Alliance Haulers, Inc. Refer to SFAS 141 and EITF 02-17 for guidance. As part of this discussion with a view toward future disclosure, please provide a detailed explanation as to the business purpose for the acquisition and why you decided to acquire Alberta Investment, Inc. and Alliance Haulers, Inc. for a purchase price that resulted in a significant amount of goodwill with no material intangible assets acquired. Refer to paragraph 51.b. of SFAS 141.

RESPONSE TO COMMENT 8

We acknowledge the Staff’s comments and have the following response:

Regarding the business purpose for the acquisition of Alberta Investments, Inc. and Alliance Haulers, Inc., we refer to Our Business Strategy section under Part I, Item 1. Business - Pursuing Disciplined Growth - Acquisition of Existing Businesses for a detailed explanation of our growth strategy. Since the inception of our company, we have acquired over 40 businesses and, due to the nature of our targets and the fundamentals underlying our industry, no customer lists have ever been acquired and identified as a separately identifiable asset under SFAS 141 criteria. As previously stated, we do not acquire customer lists in our business acquisitions. While customer lists were identified in the Alberta purchase agreement, this was to ensure all available assets were captured in the agreement without specific regard to their existence. When acquiring targets in existing markets or in new markets, we typically acquire:

•	An ongoing business that has a customer base or expanded customer base;
•	certain non-contractual customer relationships;
•	additional customer service capability and
•	enhanced presence in certain geographic locations or markets.

All of these conditions generally existed in the acquisition of Alberta Investments, Inc. and Alliance Haulers, Inc. However, these intangibles do not meet the FAS 141 separate recognition criteria and, therefore are included in the amount recorded as goodwill.

Regarding your specific questions concerning customer overlap and lost market share post-acquisition, we have the following response. As outlined in our response to comment 2 and 3, the Dallas / Ft. Worth construction market primarily served by ourselves and Alberta Investments and Alliance Haulers, declined significantly in late 2006 and during 2007, and it is impossible to determine whether we lost or gained market share, based on the overall decline in demand for ready-mixed concrete in the market. This market is comprised of over 30 competitors, none of which produce publicly available information as far as their specific market share or customer base.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

Regarding your question related to customers that moved or shifted their volumes post-acquisition, we have the following response. Specifically regarding the Alberta acquisition, in certain circumstances, we gained a new customer base in certain new geographic markets, we lost existing customers in our existing markets that had no overlap with the targets’ customer base, we maintained a certain base of customers that were supplied by both ourselves and the target, or the target lost certain customers that in some instances were our customers and some that were not our customers (i.e., overlapping customers). The customer base for ready-mixed concrete is fluid and shifts based on price, quality of product, service, who has the right product at the right time and a variety of other factors.

Many customers maintain multiple ready-mixed concrete suppliers, and, if a business combination occurs with one of their suppliers, the customer may or may not shift a portion of their purchases to a competitor. For example, if on day one, an acquisition occurs involving two ready-mixed concrete manufacturers which creates a single-supply situation for a customer; and, on day two, since there are no binding contractual commitments with either supplier, the customer may or may not shift a portion of its ready-mixed concrete purchases to a third-party ready-mixed concrete competitor to recreate a multiple-supplier concept.

In our view, the type of scenario does not create a separate amortizable intangible asset under SFAS 141, on day one followed by impairment on day two.

COMMENT

5. Stock-Based Compensation, page 56

9.
We note your response to comment 12 in our letter dated August 7, 2008. Please further clarify your accounting for the compensation expense for the stock options granted to employees and nonemployee directors. On page 56, you state, "The expense is recognized over the employee's requisite service period, generally the vesting period of the award. You further note that you recognized compensation expense for stock options of $185,000 in fiscal year 2007 and $198,000 in fiscal year 2006. You further state in your disclosure that the weighted average grant date fair value of the stock options vested during fiscal year 2007 and fiscal year 2006 is $0.6 million and $1.9 million, respectively. As such, please reconcile the difference between the compensation expenses recognized during the periods presented with the grant date fair value of the stock options that vested during the corresponding period, as disclosed. Further, please revise your disclosures in future filings to clarify the terms of your stock options granted to the members of the Board of Directors, as these appear to be the primary/only stock options granted during the periods presented.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

RESPONSE TO COMMENT 9

As stated in Note 5 in our most recent report on Form 10-K, we granted 63,000 and 50,000 stock options in 2007 and 2006, respectively, which were annual grants to members of our Board of Directors. Those stock options had a six-month vesting schedule instead of the four-year vesting schedule applied to non-director grants. We expensed $185,000 in 2007 and $198,000 in 2006. The per-share weighted-average grant-date fair value used to calculate the stock compensation expense was $2.94 in 2007 and $3.96 in 2006.

We estimate the fair value of each of our stock option awards on the date of grant using a Black-Scholes option pricing model. We determine the expected volatility using our common stock’s historic volatility. For each option awarded, the risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for periods corresponding with the expected life of the option. The expected life of an option represents the weighted average period of time that an option granted is expected to be outstanding, giving consideration to its vesting schedule and historical exercise patterns.

In addition to the above information, we also disclose in Note 5 of our most recent report on Form 10-K the total fair value of the shares vested during 2007 and 2006, which was $0.6 million and $1.9 million, respectively. The 2007 amount of $0.6 million calculated using data from the below tables, which were also disclosed in our most recent report on Form 10-K (shares in thousands):

	Number of Shares Underlying Options	Weighted-Average Exercise Price
Options outstanding at December 31, 2006	2,072	$7.10
Granted	63	8.96
Exercised	(153)	6.39
Canceled	(4)	6.49
Options outstanding at December 31, 2007	1,978	$7.21
Options exercisable at December 31, 2007	1,978	$7.21

	Number of Shares Underlying Options	Weighted-Average Grant Date Fair Value
Nonvested options outstanding at December 31, 2006	4	$4.58
Granted	63	8.96
Vested	63	8.83
Canceled	(4)	6.49
Nonvested options outstanding at December 31, 2007	—	$—

Per the data in the above tables, in 2007 we granted 63,000 options at a weighted average exercise price of $8.96 per share. In addition, options relating to 63,000 shares vested at a weighted-average exercise price of $8.83 per share, or $0.6 million.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

In Note 4 of our 2006 Form 10-K, we disclosed the below similar tables as those disclosed above (shares in thousands):

	Number of Shares Underlying Options	Weighted-Average Exercise Price
Options outstanding at December 31, 2005	2,666	$6.92
Granted	50	12.74
Exercised	(607)	6.80
Canceled	(37)	6.83
Options outstanding at December 31, 2006	2,072	$7.10
Options exercisable at December 31, 2006	2,068

	Number of Shares Underlying Options	Weighted-Average Grant Date Fair Value
Nonvested options outstanding at December 31, 2005	217	$6.21
Granted	50	12.74
Vested	(226)	8.26
Canceled	(37)	6.83
Nonvested options outstanding at December 31, 2006	4	$4.58

Per the data in the above tables, we granted 50,000 shares in 2006 at a weighted average exercise price of $12.74 per share. In addition, options relating to 226,000 shares vested at a weighted-average exercise price of $8.26 per share, or $1.9 million.

We have determined that the column headings for the price per share data on the table disclosing the activity related to the nonvested options for both years 2007 and 2006 is not correct. The header should be listed as “Weighted Average Exercise Price” similar to the above table disclosing our stock option activity for each year.

Given the Staff’s comment related to the difficulty in reconciling this data, we will modify our disclosure in future filings to provide improved disclosure to our investors.

COMMENT

14. Commitments and Contingencies, page 64

10.
We note your response to and draft disclosure provided for comment 15 in our letter dated August 7, 2008. As previously requested, please address the need to provide specific disclosure regarding the nature of your ongoing or threatened litigation. Refer to paragraph 9 of SFAS 5 and Question 2 to SAB Topic 5:Y for product-related claims for guidance.

RESPONSE TO COMMENT 10

We acknowledge the Staff’s comment and propose to add the following disclosure to our previous response:

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

Currently, there are no material product defects claims pending against us. Accordingly, our existing accruals for claims against us do not reflect any material amounts relating to products defects claims. While our management is not aware of any facts that would reasonably be expected to lead to material product defects claim against us that would have a material adverse effect on our business, financial condition or results of operations, it is possible that claims could be asserted against us in the future. We do not maintain insurance that would cover all damages resulting from product defects claims. In particular, we generally do not maintain insurance coverage for the cost of removing and rebuilding structures, or so-called “rip and tear” coverage. In addition, our indemnification arrangements with contractors or others, when obtained, generally provide only limited protection against product defects claims. Due to inherent uncertainties associated with estimating unasserted claims in our business, we cannot estimate the amount of any future loss that may be attributable to unasserted product defects claims related to ready-mixed concrete we have delivered prior to December 31, 2007.

COMMENT

11.
As previously requested, please revise your environmental claims disclosure in future filings to clarify whether you believe there is a reasonable possibility that your loss contingency could materially exceed your accrual, or whether the possibility is remote. In this regard, we note your disclosure in your December 31, 2007 Form 10-K and in your draft disclosure provided in response to comment 15 in our letter dated August 7, 2008 states, "Based on experience and the information currently available, our management believes that these claims should not have a material impact on our consolidated financial condition, results of operations or liquidity." [Emphasis added.] Refer to paragraph 10 of SFAS 5 and Question 2 of SAB Topic 5: Y for guidance.

RESPONSE TO COMMENT 11

We acknowledge the Staff’s comment and will enhance our disclosure in future filings.

COMMENT

17. Financial Statements of Subsidiary Guarantors, page 66

12.
We note your response to comment 16 in our letter dated August 7, 2008. Specifically, you note that during the second quarter of fiscal year 2007 you now have a 60%-owned subsidiary that is not a guarantor to your registered senior subordinated notes and is not minor. Therefore, for fiscal year 2007 you no longer meet the exception in note 1 to paragraph (f) of Rule 3-10 of Regulation S-X. As such, Rule 3-10(f)(4) of Regulation S-X requires you to present condensed consolidating financial information that includes separate columns for the parent company and the subsidiary guarantors on a combined basis regardless as to whether the parent company has independent assets or operations. Please revise your presentation in future filings to comply with the disclosure requirements of Rule 3-10(f)(4) of Regulation S-X, assuming you continue to meet such conditions.

Terence O’Brien
Securities and Exchange Commission
October 17, 2008

RESPONSE TO COMMENT 12

Pursuant to the Staff’s request, in future filings we will comply with the disclosure requirements of Rule 3-10(f)(4) of Regulation S-X.

COMMENT

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

11. Commitments and Contingencies, page 10

13.
We note your disclosure that you may receive future funding deficiency demands from this multi-employer pension plan you are currently required to fund $1.3 million for the funding deficiencies or other multi-employer pension plans. In future filings, please revise your disclosure to state the amount or range of reasonably possible loss in excess of accrual or state that you are unable to estimate such amount along with an explanation as to why. Refer to paragraph 10 of SFAS 5 for guidance.

RESPONSE TO COMMENT 13

We acknowledge the Staff’s comment and will revise our disclosure accordingly.

* * * *

Please contact the undersigned with any questions concerning this letter at (713) 499-6215.

Very truly yours, /s/ Robert D. Hardy Robert D. Hardy Executive Vice President and Chief Financial Officer U.S. Concrete, Inc.

cc:	Terence O’Brien, Accounting Branch Chief
John Hartz, Senior Assistant Chief Accountant
Tracey Houser, Staff Accountant